March 8, 2024
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street N.E.
Washington, D.C. 20549

Re: World Acceptance Corporation
Form 10-K for the Fiscal Year Ended March 31, 2023
Form 10-Q for the Quarterly Period Ended December 31, 2023
File No. 000-19599

We refer to your letter dated February 13, 2024 commenting on the financial statements and disclosures contained in World Acceptance Corporation’s (“World Acceptance,” the “Company,” “our,” or “we”) Annual Report on Form 10-K for the fiscal year ended March 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on June 1, 2023 (our “prior 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023, filed with the SEC on February 7, 2024. For your convenience, we have repeated each of the Staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for Fiscal Year Ended March 31, 2023
Risk Factor – Federal legislative or regulatory proposals, initiatives, actions, Page 20

1.Please revise future filings to quantify the amount of vehicle-secured loans originated during the periods presented in your filing with an annual percentage rate within the scope of the CFPB final rule under its unfair, deceptive and abusive acts and practices rulemaking authority.

We will revise future filings to remove the vehicle-secured loans disclosure as it is no longer within the scope of the CFPB’s final rule. Specifically, the CFPB’s final “Payday Lending Rule” no longer applies to vehicle-secured loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 29

2.Noting that Insurance and other income, net comprised 18% of Total revenue, please revise future filings to include additional detail of the significant classes and types of income presented in this line item for each period presented and discuss material trends. Please provide us your proposed revised disclosure.

We will revise future filings to include additional detail of the significant components of income presented in the "Insurance and other income" line item for each period presented and will continue to discuss material trends.

An example of our proposed revised disclosure, based on our prior 10-K, is:

“Insurance revenue and other income increased by $8.7 million, or 8.7%, from fiscal 2022 to fiscal 2023. See Note 7 to the Consolidated Financial Statements for the material components of Insurance and other income for the fiscal years ended March 31, 2023, 2022 and 2021.

Insurance revenue increased by $10.9 million, or 19.3%, from fiscal 2022 to fiscal 2023 due to an increase in loan volume in states where we offer our insurance products along with the shift towards larger loans. The sale of insurance products is limited to large loans in several states in which we operate. Other income decreased by $2.2 million, or 5.1%, from fiscal 2022 to fiscal 2023 primarily due to a decrease in tax return preparation revenue of $0.5 million and a decrease in auto club membership revenue of $5.1 million, offset by a $4.0 million gain from acquisitions.”

Note (1) Summary of Significant Accounting Policies – Impaired Loans, Page 49

3.Please tell us and revise future filings to clarify the impact of a loan being classified as impaired or revise to use more appropriate terminology consistent with that used in ASC 326.

We will revise future filings so that the terminology is more consistent with ASC 326. Specifically, we will remove the "Impaired Loans" footnote from Note (1) to our Consolidated Financial Statements and will include the additional disclosures in Note (2) to our Consolidated Financial Statements.

An example of our proposed revised disclosure in Note (2) based on our prior 10-K is:

“All loans that are greater than 90 days past due on a recency basis and not written off as of the reporting date are reserved for at 100% of the outstanding balance, net of a calculated Rehab Rate. The weighted average Rehab Rate at March 31, 2023 and 2022 was 7.1% and 7.8%, respectively. A loan is charged-off within the allowance for credit losses when an account reaches 120 days past due on a recency basis, subject to certain exceptions. Specifically, the Company’s customer accounts in a confirmed bankruptcy are charged off at 60 days past due on a recency basis. Additionally, deceased or incarcerated borrowers are also charged off at 60 days past due on a recency basis, with the exception of deceased borrowers with credit life insurance. Subsequent recoveries of amounts charged off, if any, are credited to the allowance.”

4.Please revise your charge-off policy in future filings to clarify the criteria for when a loan is deemed uncollectible. In your December 31, 2023, Form 10-Q, we note you disclose you charge-off loans when they reach 120 days past due on a recency basis. Please provide us your proposed revised disclosure.

We will revise future filings to clarify when a loan is deemed uncollectible.

Our proposed revised disclosure is as follows:

“A loan is charged-off within the allowance for credit losses when an account reaches 120 days past due on a recency basis, subject to certain exceptions. Specifically, the Company’s customer accounts in a confirmed bankruptcy are charged off at 60 days past due on a recency basis. Additionally, deceased or incarcerated borrowers are also charged off at 60 days past due on a recency basis, with the exception of deceased borrowers with credit life insurance. Subsequent recoveries of amounts charged off, if any, are credited to the allowance.”

5.Please tell us and revise future filings to clarify why you do not charge-off bankrupt accounts and discuss when these accounts are considered uncollectible.

A bankrupt account is not charged-off until it reaches 60 days past due, which is when a bankrupt account is considered uncollectible. We will revise future filings to clarify when these accounts are considered uncollectible.

Our proposed revised disclosure is:

“Specifically, the Company’s customer accounts in a confirmed bankruptcy are charged off at 60 days past due on a recency basis.”

6.Please revise future filings to quantify the rehab rate used for each period presented and discuss in MD&A any material changes, the impact of the change on financial results and the reasons for the change. Please provide us your proposed revised disclosure.

We will revise future filings to include the rehab rate used for each period presented and will discuss in the MD&A material changes, if any.

An example of our proposed revised disclosure based on our prior 10-K is: “The weighted average Rehab Rate at March 31, 2023 and 2022 was 7.1% and 7.8%, respectively.”

We note that the .7% change in the rehab rate is not a material change, as when applying the .7% change to the gross loan balance (greater than 90 days) as of March 31, 2023, the result is an immaterial $350,000. Thus, we determined that no discussion in the MD&A was necessary for the prior 10-K. However, we note the Staff’s comment and will include a discussion of any material change in the rehab rate in our MD&A in our future filings, the impact of the change on financial results and the reasons for the change.

Note (2) Allowance for Credit Losses and Credit Quality Information, Page 54

7.Considering your disclosure on pages 31, 32 and 61 there was a significant increase in charge-offs in fiscal 2023 primarily due to loans to new borrowers performing worse than expected due to macro-economic factors, please tell us and revise future filings to clarify and bridge the gap with your disclosure on page 58 that due to the short term nature of the loan portfolio, forecasted changes in macro-economic variables such as unemployment do not have a significant impact on loans outstanding at the end of a particular reporting period in estimating current expected credit losses.

We will revise future filings to clarify the specific macro-economic factor that led to the significant increase in charge-offs, and will further clarify that macro-economic factors do not typically have a significant impact on outstanding loans due to the short term nature of our loan portfolio.

An example of our proposed revised disclosure based on our prior 10-K is as follows:

“Due to the short-term nature of the loan portfolio, forecasted changes in macro-economic variables, such as unemployment levels, general inflation and commodity prices, typically do not have a significant impact on loans outstanding at the end of a particular reporting period, unless those changes are particularly severe and sudden in nature.”

Additionally, we would revise the following sentence on pgs. 31, 32 and 61 to further clarify the increase in charge-offs as follows:

“The Company saw a significant increase in charge-offs in fiscal 2023 primarily due to the higher proportion of new borrowers at the beginning of the current fiscal year. Additionally, new borrowers originated in the prior fiscal year performed worse than expected as a result of the rapid rise in inflation during Q4 of fiscal 2022.”

8.Please revise future filings to clearly describe if an adjustment has been made at each period end for your reasonable and supportable forecast. To the extent the adjustment has a material impact in any period presented, please revise to include a discussion of the factors that influenced the adjustment. Refer to ASC 326-20-50-11 for guidance. Please provide us your proposed revised disclosure.

We will revise future filings to clearly describe if an adjustment has been made at each period end and if the adjustment has a material impact in any period presented, we will include a discussion of the factors that influenced the adjustment. We note that there were no forecast adjustments at March 31, 2023 or 2022.

As such, the proposed revised disclosure based on our prior 10-K is as follows:

“As of March 31, 2023 and 2022, there were no conditions or other factors considered significant enough to warrant a forecast adjustment.”

9.We note your disclosure related to your accounting policies for non-filing insurance on page 51. Please tell us and revise future filings to more clearly describe how non-filing insurance impacts your estimate of expected credit losses. For example, clarify if you reduce your allowance for credit losses for estimated insurance claims or if your estimate of expected credit losses is only reduced when claims are received. Specifically disclose if claims paid as disclosed in Note 8 are recognized as recoveries.

We will revise future filings to clarify. The proposed revised disclosure to "Non-filing Insurance" in Note (1) to our Consolidated Financial Statements is:

“Non-filing insurance premiums are charged to certain customers on certain loans in lieu of recording and perfecting the Company's security interest in the assets pledged. The premiums are passed through to a third-party insurance company, and any recoveries from customers after a receipt of an insurance payment are remitted to a third-party insurance company. Neither non-filing insurance premiums nor recoveries are reflected in the accompanying Consolidated Statements of Operations (see Note 8).

Certain losses related to such loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims, are reimbursed through non-filing insurance claims subject to policy limitations. Paid claims are applied to customers' accounts, typically prior to charge-off, and are not reflected in net charge-offs. Non-filing insurance claims do not impact our allowance for credit losses.”

Note (13) Asset Acquisitions, Page 74

10.We note your disclosure related to the $5.2 million gain recognized from asset acquisitions. Please provide us with an accounting analysis which explains how you accounted for these transactions. At a minimum, please include the following information in your analysis:

a.how you considered whether the transactions were in the scope of ASC 835-30-25-4 or ASC 805-50; and

The transactions were determined to be in the scope of ASC 805. After reviewing the guidance in ASC 835, it does not appear to be applicable to these transactions as they were acquisitions in nature and not issuances of debt. In accordance with ASC 805, the difference in the cost and fair value of a transaction should be treated as a gain in certain situations, whereas under ASC 835, the difference in the present value and cost of a transaction should be treated as a debt discount and amortized as interest income over the life of the loan.

We note that had we instead applied the guidance in ASC 835, the impact would be immaterial as of March 31, 2023 due to the short-term nature of the acquired loans (< 12 months). Specifically, had we applied the guidance in ASC 835, only approximately $470,000 of the $5.2 million recognized gain would have been deferred as of March 31, 2023, which represents an immaterial 0.4% of the Insurance and other income line item.

b.how you determined the relevant accounting guidance supported immediate recognition of a gain.

For each of the transactions, the fair value of the assets acquired was greater than the cost of the asset acquisitions. Note that assets acquired were limited to loans receivable, customer lists, and non-compete agreements, and no liabilities were assumed. To determine how to account for these transactions, we reviewed the guidance in ASC 805-50, but as the guidance is limited as it relates to asset acquisitions, and specifically what to do when the cost of an asset acquisition is less than the fair value of the assets acquired and liabilities assumed, we looked to additional guidance, specifically RSM’s “A Guide to Accounting for Business Combinations”. This guide was developed and designed to help assist companies in their application of ASC 805. Further, per review of other publicly available accounting guides, it was determined that RSM’s guidance discussed below is consistent with Big 4 accounting firms’ accounting guides.

Per RSM’s guide, when there is an excess of the fair value of the net assets acquired over the cost of the asset acquisition, the acquirer should revisit whether (1) the net assets acquired meet the definition of a business; (2) there are other elements to the transaction (in addition to the asset acquisition) that should be accounted for separately; and (3) the identification, recognition and measurement of the assets acquired and liabilities assumed is complete and accurate.

Per the guide, if an excess continues to exist after the acquirer revisits the preceding aspects of its accounting for the asset acquisition, the excess should be reallocated to certain acquired assets on a relative fair value basis. Because the measurement principle for asset acquisitions is based on a cost accumulation model, a bargain purchase gain should generally not be recognized in an asset acquisition. Per the guide, while ASC 805-50 does not provide any specific guidance with respect to the assets the excess should or should not be allocated to, the predecessor business combination guidance in Statement 141 (which was superseded by Statement 141R) was based on a purchase price allocation model and provided such guidance for when there was an excess of the amounts assigned to the acquired assets and liabilities over the cost of the acquired entity. Additionally, given that both ASC 805-50 and Statement 141 include cost allocation models, it would be appropriate to analogize to the guidance in paragraph 44 of Statement 141 for purposes of identifying those assets to which an excess of fair value over cost in an asset acquisition should not be allocated, which includes financial assets, except for equity method investments.

After confirming that (1) the transaction does not meet the definition of a business; (2) there were no other transactions that should be recognized separate from the asset acquisitions; and (3) (3) the identification, recognition and measurement of the assets acquired were complete and accurate, the Company determined that the cost of the acquisitions were still less than the fair value of the assets acquired.

Thus, based upon the guidance above, it was determined appropriate to reduce the basis of the customer list and non-compete intangible assets acquired to $0, and to NOT reduce the basis of the loans receivable acquired. As there were no other assets acquired, the Company recognized a gain on the remaining excess.

Form 10-Q for Quarterly Period Ended December 31, 2023
Note 4 - Loan Receivable and Allowance for Credit Losses, page 14

11.We note you charge-off loans at the earlier of 120 days past due or when deemed uncollectible. Please tell us the typical facts and circumstances when a loan is deemed uncollectible and charged-off prior to being 120 days past due and provide us an estimate of the magnitude of loans charged-off prior to 120 days past due. To the extent material, please revise future filings to disclose this information.

A loan is considered uncollectible and charged-off prior to being 120 days past due in the case of bankruptcy, death or incarceration. This represents approximately 3% of all charged-off loans.

We will revise future filings to include the following proposed disclosure:

“A loan is charged-off within the allowance for credit losses when an account reaches 120 days past due on a recency basis, subject to certain exceptions. Specifically, the Company’s customer accounts in a confirmed bankruptcy are charged off at 60 days past due on a recency basis. Additionally, deceased or incarcerated borrowers are also charged off at 60 days past due on a recency basis, with the exception of deceased borrowers with credit life insurance. Subsequent recoveries of amounts charged off, if any, are credited to the allowance.”

If you have any questions or comments with respect to the above, please call me at (864) 547-9054, or our outside counsel, Rebecca Valentino, at Alston & Bird LLP at (650) 838-2025.

Sincerely,

/s/ Scott McIntyre

Scott McIntyre
Senior Vice President of Accounting